FOR IMMEDIATE RELEASE

Contact: Peter Kojalo
Blue Point Venture Marketing
pkojalo@bluepointmktg.com
(617) 304-4081

**DAVLIN PHILANTHROPIC FUND CONTINUES SUSTAINABLE GIVING
WITH 2014 DONATIONS TO 30 U.S. CHARITIES**

WAYLAND, MA (June 20, 2014) -- The Davlin Philanthropic Fund, the first mutual fund to allow investors to direct charitable contributions from their advisory fees, has announced its 2014 charitable awards ranging from $100.00 to $11,900.00 to thirty charities. This marks the sixth successful year of Davlin fund donations.

The Davlin Philanthropic Fund is effective because it works the way we live. Since the donations are part of the advisory fees, investors no longer have to decide between saving for retirement or giving to charity. With the Davlin Philanthropic Fund, the more you save, the more you give. And with the Donation Matching Program donating an additional $6.00 plus for every dollar an investor donates, investors are incentivized more than ever to save and, thus, give.

For investor, Craig Kaisand, this means extra giving to his favorite charity, Hands Together for Haiti. "I invested $50,000 in the fund in 2008 and have added to it over the years. The first year Hands Together for Haiti received a donation of $700. The second and third year, Hands Together received a $2,000 donation in each year. The fourth year, they received $3,500 and the fifth year $4,600. This year, they received a check for $2,700. What I love most is that Hands Together has received a total of $15,500.00 from money that I expected to pay to the Portfolio Manager, plus the benefit from the generous Donation Matching Program. It is simple, pain free, and that sort of money can really feed, clothe and educate a lot of Haitian children - and that makes me happy."

This year's Davlin Philanthropic Fund donations went to the following 30 charities:

- **Actor's Fund of America:** a nationwide human services organization that helps all professionals in performing arts and entertainment.
- **Alzheimer's Association:** dedicated to research on the Alzheimer's Disease and providing support programs for affected families.
- **American Society for the Prevention of Cruelty to Animals:** built upon the belief that animals are entitled to humane and respectful treatment at the hands of humans.
- **Bay Cove Human Services:** a provider of assistance to individuals and families that face the life-long challenges of developmental disabilities, aging, mental illness and drug and alcohol addiction in the greater Boston area.

- **Belmont Hill School:** a secondary school dedicated to developing boys in mind, body, and spirit.
- **Big Brother Big Sister of Mass Bay**: promotes the healthy development of children through the nurturing of continuing one-to-one friendships with caring, responsible adults, supported by a trained professional staff.
- **Boston Harbor Island Alliance:** supports one of the nation's newest national parks featuring 34 islands, 1,600 acres and 35 miles of undeveloped ocean shorelines - all within 10 miles of downtown Boston, MA.
- **Boston University:** an independent, co-educational, and non-sectarian institution of higher education and research located along the banks of the Charles River in Boston.
- **Doctors without Borders USA:** provides medical aid where it is needed most, independent, neutral and impartial.
- **Earthwatch Institute**: engaging in research and education to promote the understanding and action necessary for a sustainable environment.
- **Feeding America:** a network of more than 200 food banks serving all 50 states, the District of Columbia and Puerto Rico, securing and distributing more than 2.5 billion pounds of food and grocery products annually.
- **Hands Together for Haiti:** building free schools in Haiti's largest and poorest slums.
- **Hatun Runa:** supports the education and healthcare of the children in the Peruvian Andes.
- **Heifer Project International:** works with communities around the world to end hunger and poverty and to care for the earth.
- **March of Dimes Birth Defects Foundation:** helping moms have full-term pregnancies and researching the problems that threaten the health of babies.
- **Mass Audubon Society**: works to protect the nature of Massachusetts for people and wildlife.
- **Middlebury College:** founded in 1800 to engage students' capacity for rigorous analysis and independent thought within a wide range of disciplines and endeavors.
- **National Marine Life Center:** dedicated to rehabilitating for release stranded sea turtles, seals, dolphins, porpoises, and small whales, and to advancing scientific knowledge and education in marine wildlife health and conservation.
- **Nature Conservancy:** the leading conservation organization working around the world to protect ecologically important lands and waters for nature and people.
- **North Bennett Street School:** offers intensive, hands-on training in traditional trades and fine craftsmanship, and helping students to achieve meaningful lives and livelihoods.
- **Parmenter Community Health Care:** an independent provider of home health, hospice, and community services in the Boston metro west area.
- **Phillips Academy - Andover**: a residential secondary school, seeks students of intelligence and integrity from diverse cultural, racial, socioeconomic and geographic backgrounds.
- **The Public Theatre/Shakespeare Festival:** founded in Central Park in New York City on the belief that Shakespeare belongs to the people.
- **St. George's School:** a boarding and day school that focuses on teaching young women and men the value of learning and achievement, service to others, and respect for the individual.

- **St. Hubert's Animal Welfare Center:** services the communities of Madison & North Branch, NJ through pet adoption, animal rescue, animal assisted therapy, humane education, dog training and pet loss support.
- **Salvation Army:** supports human needs in God's name without discrimination.
- **SAY: The Stuttering Association for the Youth:** empowers young people who stutter and inspires the world to treat them with compassion and respect.
- **Trinity College:** founded in 1823 as the second institute of higher learning in Connecticut.
- **University of Pittsburgh**: one of the oldest and most comprehensive institutions of higher learning in the United States.
- **Year Up**: provides urban young adults with the skills, experience, and support that will empower them to reach their potential through professional careers and higher education.

Bill Davlin, president of the Davlin Philanthropic Fund, said, "By creating a mutual fund where investors own the assets and get all net returns, and their favorite charities get a large portion of the advisory fees, we have created a tool that can offer the average person the opportunity to make a significant difference. Since each account also provides the option for a death benefit, our fund offers many of the advantages of a planned giving program."

"This is what we like to refer to as sustainable giving. Over the long term, we hope to fundamentally change the landscape of philanthropy," he said. "As we can continue to grow, the world will get a whole new group of philanthropic supporters." (To learn how much you can give as a lifetime philanthropist, go to www.DavlinFunds.org and click on the Donation Calculator – Advanced Calculator & Assumptions.)

About the Davlin Philanthropic Fund
The Davlin Philanthropic Fund is the first no-load mutual fund that allows investors to make charitable contributions from their advisory fees while maintaining control and ownership of their investment. The Davlin Fund charges 1.50% in fees, and donates one-third (or 0.50%) of the fee and 100% of fund manager's profits to charities with guidance from fund investors. The Fund is a diversified, open-end mutual fund investing primarily in US-based companies. The Fund seeks long term capital appreciation and emphasizes a value style of investing without regard to company size. For more information, please go to www.DavlinFunds.org or phone 1-877-Davlin-8.

Performance data represents past performance, which is not indicative of future performance. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost; and that current performance may be lower or higher than the performance data quoted. As always, investors should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The prospectus contains these as well as other information about the Fund. A prospectus and current performance data may be obtained from www.DavlinFunds.org or by calling 1-877-Davlin-8. Read the prospectus carefully before investing. The Fund's total expense ratio, as provided in the Fund prospectus dated July 18, 2013, was 1.54%.

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